EXHIBIT 20.1
List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Name Under Which Subsidiary Does Business
1305699 Alberta ULC	Alberta	Non-operating subsidiary
180 Connect Exchnageco Inc.	Canada	Non-operating subsidiary
(f/k/a 6732097 Canada Inc.)
180 Connect Inc.	Canada	180 Connect Inc.
Wirecomm Systems Inc.	Ontario
Mountain Center, Inc.	California
Piedmont Telecommunications Inc.	North Carolina
Wirecomm America Inc.	Delaware
JJ&V Communications Inc.	Nevada
180 Connect, Inc.	Nevada
Tumbleweed HS Inc.	Nevada
180 Connect Proline, Inc.	Delaware
180 Digital Interiors, Inc.	Delaware
HD Complete, Inc.	Delaware
Ironwood Communications Inc.	Nevada
Queens Cable Contractors, Inc.	New York